UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Wendell M. Hollis Roust Trading Ltd. 25 Belmont Hills Drive Warwick WK 06, Bermuda (441) 236-1612

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,920,411
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,920,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,920,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 78,903,480 shares of common stock, par value $0.01 per share, outstanding as of July 8, 2012, as reported by the Issuer in the Amended Securities Purchase Agreement (as defined below) filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2012.

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1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,920,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,920,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,920,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 78,903,480 shares of common stock, par value $0.01 per share, outstanding as of July 8, 2012, as reported by the Issuer in the Amended Securities Purchase Agreement (as defined below) filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2012.

CUSIP No. 153435102

AMENDMENT NO. 7 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012 and Amendment No. 6 thereto filed on June 11, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On July 9, 2012, the Issuer and RTL announced in a press release (the “Press Release”) that they had entered into an amended and restated securities purchase agreement (the “Amended Securities Purchase Agreement”) on July 9, 2012, which amended and restated the entirety of the Securities Purchase Agreement, dated April 23, 2012 (the “Original Securities Purchase Agreement”). The Press Release has been filed as Exhibit 99.8 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.21. The Original Securities Purchase Agreement is described under Item 1.01 of the Issuer’s Current Report on Form 8-K filed April 24, 2012 and a copy of the Original Securities Purchase Agreement is filed as Exhibit 10.1 thereto. The Amended Securities Purchase Agreement has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.22.

The following summarizes the material amendments to the terms of the Original Securities Purchase Agreement as set forth in the Amended Securities Purchase Agreement:

1. The Issuer will issue to RTL, as a purchase price adjustment with respect to the Initial Shares and the Exchange Shares (both as defined in the Amended Securities Purchase Agreement), up to the following amount of shares of Common Stock at the following times: (i) 3 million shares of Common Stock after the execution of the Amended Securities Purchase Agreement and the Amended Governance Agreement (as defined below) and within five business days of the Issuer’s receipt of RTL’s request of such issuance; (ii) 5 million shares of Common Stock after receipt of Company Stockholder Approval (as defined in the Amended Securities Purchase Agreement) and within five business days of the Issuer’s receipt of RTL’s request of such issuance; and (iii) 2 million shares following the Backstop Escrow Release Date (as defined in the Amended Securities Purchase Agreement) and within five business days of the Issuer’s receipt of RTL’s request of such issuance (the shares of Common Stock in clauses (i), (ii) and (iii) above collectively the “Additional Shares”);

2. Interest payable (i) on the New Debt prior to the Second Closing may, at RTL’s option and after the Second Closing (as defined in the Amended Securities Purchase Agreement), be effectively paid in shares of Common Stock at a price $3.44 per share of Common Stock, (ii) on the Rollover Notes through June 30, 2014, will be effectively paid in a number of shares of Common Stock determined by dividing the amount of interest payable over such period by the five-day volume weighted average price (the “VWAP”) of the Common Stock (as traded on Nasdaq), provided that the VWAP may never exceed $4.13 or be lower than $2.75 (the “VWAP Amount”), and (iii) on the Backstop Notes through December 31, 2013, will be effectively paid in a number of shares of Common Stock determined by dividing the amount of interest payable over such period by the VWAP Amount;

3. The final maturity date for the New Debt was extended to July 31, 2016; and

4. The Issuer’s Board of Directors authorized (subject to applicable blackout periods and regulatory limitations) RTL to purchase shares of Common Stock in the market that, when added to the shares currently owned by RTL, the Exchange Shares (as defined in the Amended Securities Purchase Agreement), the Additional Shares and the shares that RTL would receive in connection with interest payments under notes issued and to be issued to RTL, would not exceed an amount of the outstanding share capital of the Issuer that would require RTL to make a tender offer for the Issuer’s stock under Polish law. Upon receipt of certain Polish regulatory waivers if and to the extent received, the Issuer’s Board of Directors has agreed that the threshold will be raised to 42.9%.

CUSIP No. 153435102

In consideration of the above terms, and subject to certain conditions, RTL has agreed to waive certain contractual claims it may have under the Original Securities Purchase Agreement and under certain other agreements arising from the accounting errors announced on the Issuer’s Current Report on Form 8-K filed on June 4, 2012. Such waiver is conditional on the accounting errors resulting in an aggregate impact of less than $49 million on each of revenue and EBITDA, an impairment charge of less than $10 million and certain other conditions.

The Amended Securities Purchase Agreement is subject to termination by RTL or the Issuer if the Second Closing (as defined in the Amended Securities Purchase Agreement) has not occurred by December 31, 2012, which was changed from the September 30, 2012 end date in the Original Securities Purchase Agreement.

The Issuer and RTL have also entered into an amended and restated governance agreement, dated July 9, 2012 (the “Amended Governance Agreement”), which amended and restated the entirety of the governance agreement, dated April 23, 2012 (the “Original Governance Agreement”). The Original Governance Agreement is described under Item 1.01 of the Issuer’s Current Report on Form 8-K filed on April 24, 2012 and a copy of the Original Governance Agreement is filed as Exhibit 10.2 thereto. The Amended Governance Agreement is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.23.

The Amended Governance Agreement effected the following material changes to the Original Governance Agreement:

1. Upon RTL and its affiliates holding 40 percent of the Issuer’s outstanding Common Stock, RTL will have the right to appoint four members to the Issuer’s Board of Directors;

2. The Nominating and Corporate Governance Committee of the Issuer’s Board of Directors shall consist of three directors, one of which shall be a director appointed by RTL pursuant to its rights under the Amended Governance Agreement and two shall be directors that are not appointed by RTL;

3. Within two business days of the execution of the Amended Governance Agreement, the Issuer will form a Russian Standard Relationship Committee of the Board of Directors which will evaluate any potential transaction between the Issuer and RTL (or any of its affiliates); and

4. Within two business days of the execution of the Amended Governance Agreement, the Issuer will form a Russia Oversight Committee of the Board of Directors which will oversee the Issuer’s operations in Russia.

In addition, on July 9, 2012, the Board of Directors appointed Mr. Tariko to the Board of Directors of the Issuer and as non-Executive Chairman of the Board of Directors. Pursuant to the Amended Governance Agreement, after this appointment, the Issuer will procure that the Board of Directors does not take any action to remove Mr. Tariko as non-Executive Chairman without RTL’s consent.

The voting agreement between the Issuer and RTL, dated April 23, 2012, and the voting agreements between each of the members of the Board of Directors, RTL and the Issuer, dated April 23, 2012 (together such voting agreements, the “Original Voting Agreements”), have been amended and restated (the “Amended Voting Agreements”) to reaffirm the obligations of RTL and each member of the Board of Directors, respectively, to vote in favor of the transactions contemplated by the Amended Securities Purchase Agreement and the Amended Governance Agreement at any meeting of the Issuer’s shareholders. The Original Voting Agreements are described under Item 1.01 of the Issuer’s Current Report on Form 8-K filed April 24, 2012 and copies of the Original Voting Agreements are filed as Exhibits 10.4 and Exhibits 99.1 through 99.7 thereto. The Amended Voting Agreements are filed as Exhibits 10.4 and Exhibits 99.1 through 99.7 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012, and are incorporated herein by reference in their entirety as Exhibits 99.24 through 99.31.

The Registration Rights Agreement between the Issuer and RTL, dated April 23, 2012 (the “Original Registration Rights Agreement”), has been amended and restated (the “Amended Registration Rights Agreement”) to provide for demand registration rights for Common Stock acquired by RTL pursuant to the Amended Securities Purchase Agreement. The Original Registration Rights Agreement is described under Item 1.01 of the Issuer’s Current Report on Form 8-K

CUSIP No. 153435102

filed April 24, 2012, and a copy of the Original Registration Rights Agreement is filed as Exhibit 10.3 thereto. The Amended Registration Rights Agreement is filed as Exhibit 10.3 to the Issuer’s Form 8-K dated July 11, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.32.

The foregoing description of the Amended Securities Purchase Agreement, the Amended Governance Agreement, the Amended Voting Agreements and the Amended Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the agreements themselves, copies of which are attached as exhibits hereto and are incorporated by reference herein.

In furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other securityholders with respect to this matter or other transactions and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons intend to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing, including through purchases of Common Stock in the market from time to time in the manner permitted by the Amended Securities Purchase Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The information required by this Item 6 not otherwise provided herein is set forth in Item 4 above, and the descriptions of the Amended Securities Purchase Agreement, the Amended Governance Agreement, the Amended Registration Rights Agreement, the Amended Voting Agreements set forth in Item 4 above, and the copies of the Amended Securities Purchase Agreement, the Amended Governance Agreement, the Amended Registration Rights Agreement and the Amended Voting Agreements attached hereto as Exhibits 99.22 through 99.32, are each incorporated by reference in their entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.21	Press Release, dated July 9, 2012 by Central European Distribution Corporation (incorporated by reference to Exhibit 99.8 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.22	Amended and Restated Securities Purchase Agreement, dated July 9, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.23	Amended and Restated Governance Agreement, dated July 9, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.24	Amended and Restated Voting Agreement, dated July 9, 2012 by and between Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.25	Amended and Restated Voting Agreement, dated July 9, 2012 by and among Mr. David Bailey, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.26	Amended and Restated Voting Agreement, dated July 9, 2012 by and among Mr. N. Scott Fine, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

CUSIP No. 153435102

Exhibit 99.27	Amended and Restated Voting Agreement, dated July 9, 2012 by and among Mr. William Shanahan, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.28	Amended and Restated Voting Agreement, dated July 9, 2012 by and among Mr. Robert Koch, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.29	Amended and Restated Voting Agreement, dated July 9, 2012 by and among Mr. Markus Sieger, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.5 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.30	Amended and Restated Voting Agreement, dated July 9, 2012 by and among Mr. Marek Forysiak, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.6 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.31	Amended and Restated Voting Agreement, dated July 9, 2012 by and among Mr. William V. Carey, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

Exhibit 99.32	Amended and Restated Registration Rights Agreement, dated July 9, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on July 11, 2012)

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2012

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko